NORTHERN LIGHTS FUND TRUST

Jim Colantino

Assistant Treasurer

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: Jim.Colantino@thegeminicompanies.com

April 25, 2016

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jacob Sandoval

RE: Northern Lights Fund Trust and Northern Lights Fund Trust III (the “Registrants”)

File Nos. Northern Lights Fund Trust 333-122917; 811-21720

Northern Lights Fund Trust III 333-178833; 811-22655

Dear Mr. Sandoval:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Andrew Davalla, Christopher Moore and James Colantino on Monday, February 29, 2016 with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by the Registrant’s response.

NLFT and NLFT III – Administrative Items

Comment 1:	GL Macro Performance Fund, Lifetime Achievement Fund and Wade Tactical L/S Fund appear to be inactive. Please mark as such in EDGAR and ensure final form N-SAR has been filed.
Response:	All final N-SARS have been filed.

NLFT III – Roge Partners Fund

Comment 2:	Please describe how the proxy voting record is interpreted for Roge Partners Fund. It is not readily apparent if the vote is for or against certain ballots. (Form NPX filed 8/26/15) Review and refile if necessary.
Response:

The number of FOR (F) votes represents the number of directors in the Director Votes column and the FOR (F) vote in the Proposal Votes column represents the number of proposals.

Example:

Director Votes Column

Proposal#1: Director Slate (3) FFF

Proposal Votes Column Proposal#2: F Proposal#3: F Registrant plans to revise the disclosure in the next annual N-PX filing.
NLFT III – Persimmon Long Short Fund
Comment 3:	The N-SAR filed on 11/30/15 does not appear to include the name of the auditor. Please refile and include the auditor’s name.
Response:	The N-SAR was refiled on 4/13/16.

NLFT III – Discretionary Managed Futures Strategy Fund

Comment 4:	Please expand on the description included in Form NT-NSAR that was filed on 6/1/15 to explain why the filing was late and what procedures have been put in place to ensure the timely transmission of shareholder reports. Also confirm compliance with Rule 30e-1(c) of the 1940 Act.
Response:	The filing was late due to information not being received timely from the underlying administrator of the CTA necessary to complete the Registrant’s financial statements. This has been rectified as the CTA has hired a new administrator to produce the reporting necessary for a timely year-end audit. Procedurally, Gemini Fund Services and the CTA have instituted a more detailed production calendar with hard deadlines for the underlying administrator to avoid any future delays.

NLFT III – Teberg Fund

Comment 5:	The Fund had significant exposure to leveraged ETFs throughout the fiscal year. Please update the Fund’s prospectus to better describe the Fund’s use of leveraged ETFs to meet its objectives and the related risks associated with the strategy.
Response:	Registrant will revise in the Fund’s next annual update.
Comment 6:	The Prospectus refers to the Fund’s website. It appears that the website is currently under construction and contains outdated information (holdings and performance from 2012). Please describe when the Fund’s website will be active and update the performance information posted to the website.
Response:	The website issues have been resolved.
Comment 7:	Please explain why the annual report describes the Fund as non-diversified (see page 12), however, the Prospectus states that the Fund is diversified.
Response:	The 3/31/16 annual report to shareholders will properly disclose the Fund as diversified.
Comment 8:	Please state that the Fund follows the accounting and reporting requirements of Investment Companies under ASC 946.
Response:	Such disclosure is included in the 9/30/15 semi-annual report to shareholders.
NLFT – Altegris Fixed Income L/S Fund
Comment 9:	Confirm compliance with the conditions set forth in the application for exemption from section 15a of the 1940 Act and rule 18f-2 of the Act.
Response:	The Registrant so confirms.

NLFT – General Comments

Comment 10:	Expand on the disclosures for ASC 815 10-50 to better explain the volume of derivative activity.
Response:	Future reports will have expanded disclosure regarding volume of derivative activity.
Comment 11:	Good Harbor Tactical Core U.S. II Fund, Altegris Fixed Income L/S Fund, Persimmon L/S Fund and the Navigator Fund – The disclosure of Class I total returns in the graphs is based on an initial investment of $10,000. The graph should start with the minimum initial investment amount for the fund.
Response:	Going forward these Funds will use the minimum initial investment in the Growth of $10,000 graph.

NLFT III– Good Harbor Tactical Core U.S. II Fund

Comment 12:	The Statement of Assets and Liabilities includes a receivable due from the Advisor of $29,595. Please confirm how often this account is cash settled.
Response:	The Due from Advisor account is typically settled on a monthly basis and has been received in full by the Fund.

NLFT III– Leland Thompson Reuters Private Equity Index Fund & Leland Thompson Reuters Venture Capital Index Fund

Comment 13:	Please update the total return swap tables to describe the constituents.
Response:	Going forward the constituents will be further described.
NLFT III – Footprints Discover Value Fund
Comment 14:	Footprints Discover Value Fund – The Fund appears to hold a Level 3 investment (MBIA Insurance Corp. 4.72). To the extent this investment is illiquid, please tick mark as such.
Response:	Going forward the security will be tick marked as illiquid if still applicable.

NLFT III – Discretionary Managed Futures Strategy Fund
Comment 15:	Please provide a full description of the underlying futures contracts on which the options are written.
Response:	Going forward the expiration dates of the underlying futures contracts on which the options are written will be disclosed.
Comment 16:	Please include the counterparty related to the forward contracts and also confirm that the notional values are correct. The notional values and unrealized appreciation/depreciation are the same.
Response:	The counterparty will be included going forward. The notional values for the forward contracts were reported incorrectly. We will confirm accuracy in future N-CSR filings.
Comment 17:	To the extent money market investments or treasury notes are restricted for collateral on futures or options, please tick mark as such.
Response:	If applicable, this will be tick-marked going forward.
Comment 18:	Note 5 to the financial statements describes that the partnership will be leveraged by three times. Please describe how leverage is defined in this context.
Response:	Leverage is defined by notional amounts allocated to traders (i.e., if the partnership is at $25 million, it may allocate $75 million notional value out to traders).

NLFT – Altegris Fixed Income L/S Fund
Comment 19:	NSAR/A filed on 8/31/15 does not appear to include information related to this Fund. To the extent necessary, please re-file and include the information related to this Fund.
Response:	Altegris Fixed Income Long Short Series Number exceeds the limit of 90 for NLFT. In accordance with guidance received from the SEC, it was filed as an exhibit for another series of NLFT (TransWestern Institutional Short Duration Government Bond Fund)
NLFT – CWC Small Cap Aggressive Value Fund
Comment 20:	The Fund considers a company a small capitalization company if the market capitalization is less than $5 billion. Please explain why the registrant considers a company with market capitalization of less than $5 billion to be a small capitalization company. Are there industry indices, classifications by rating organizations or other definitions used? See FAQs on Rule 35d-1 question 6.
Response:	The Fund’s primary benchmark is the Russell 2000 Index. The Russell 2000 Index measures the performance of approximately 2,000 small-cap companies in the Russell 3000 Index, which is made up of 3,000 of the biggest U.S. stocks. The Russell 2000 Index’s upper capitalization range, at reconstitution, is around $3 billion. The Fund’s adviser has found that the Fund’s weighted average capitalization is very close to that of the Fund’s benchmark by using $5 billion as an upper limit for stock purchases in the Fund.
NLFT – Altegris Fixed Income L/S Fund
Comment 21:	On the Statement of Assets and Liabilities, please describe the treatment of variation margin on centrally cleared swaps for purposes of the financial statements.
Response:	Any variation margin is included in the “Segregated cash at broker” line item. Going forward the variation margin on the centrally cleared swaps will be shown separately on the financial statements.
Comment 22:	Please confirm that the Fund segregated assets to cover the full notional amount of the credit default swaps.
Response:	The Fund segregated initial margin and variation margin as required by the corresponding broker.
Comment 23:	When selling protection through credit default swaps, include the current status, as of balance sheet date, of the payment or performance risk by disclosing credit rating or credit spread.
Response:	Going forward we will indicate the credit rating when selling protection through credit default swaps.
Comment 24:	In the Notes to Financials on page 25 as it relates to credit default swaps, please update the description to include accounting for centrally cleared swaps.
Response:	This was disclosed in the December 31, 2015 annual report (page 77, Note 4).
Comment 25:	Please confirm the disclosure included in Form N-CSR item 4E-2 is correct. It is showing 100% and Fund does not appear to be in compliance with this provision as it is in excess of 5%.
Response:	The disclosure should have reflected 0% as there were no amounts that were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X. Future N-CSR filings will be properly completed.
NLFT – Navigator Sentry Managed Volatility Fund
Comment 26:	Please confirm that the Portfolio Turnover Rate is correct as disclosed in the financial highlights.
Response:	The 84,387% turnover is confirmed. This is due to a large number of purchases versus a negligible average market value due to only two out of the thirteen months having a market value.
NLFT – Navigator Tactical Fixed Income Fund
Comment 27:	On the Statement of Operations, confirm that all dividend income received from affiliates is from investment income and not realized capital gains.

Response:	We confirm that all dividend income received from affiliates is from investment income.

The Registrants acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ Jim Colantino

Assistant Treasurer

Northern Lights Fund Trust and Northern Lights Fund Trust III